UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Follow-up disclosure of a public filing released on December 21, 2018, relating to building and operating a nuclear power plant project in Barakah, United Arab Emirates.

On December 20, 2018, the board of directors of Korea Electric Power Corporation (“KEPCO”) resolved to make an equity investment in Barakah One Company (“Barakah One”), a special purpose company established to build and operate a nuclear power plant project in Barakah, United Arab Emirates. At the time, such investment was scheduled to be made in September 2025.

In light of the change in schedule, KEPCO is now expected to invest USD 1.22 billion in Barakah One and acquire 4,493,376 of its shares in March 2025. Such number of shares represents around 18% of the total equity interest of Barakah One.

The project duration of the Barakah nuclear power plant project is expected to be from 2017 to 2084, which is 60 years from the start of the commercial operation of the Unit 4, the last completed nuclear reactor, in 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: March 5, 2025